Exhibit 99.1

Ground Floor, 28 Greenhill Road, Wayville, South Australia 5067ACN112 202 883

Telephone:  +61 8 8363 0388     Facsimile: +61 8 8132 0766    www.sundanceenergy.com.au

Sundance Energy Australia Limited ABN 76 112 202 883

FOR IMMEDIATE RELEASE

General Manager

The Company Announcements Office

Australian Securities Exchange

Sundance Energy Australia Limited Reports Fourth Quarter
and Full Year 2018 Financial and Operational Results

Sundance Energy Australia Limited (ASX: SEA) (NASDAQ:SNDE) reported its fourth quarter and full year 2018 financial and operations results today.

Fourth Quarter and Full Year 2018 Financial Results Highlights

•                  Net Income attributable to owners of the Company was US $64.7 million for the fourth quarter of 2018 and a loss of US $28.1 million for full year 2018. Adjusted EBITDAX(1) for the fourth quarter of 2018 was US $48.2 million, representing. In line with full year guidance, Sundance’s full year 2018 Adjusted EBITDAX was US $100.1 million.

•                  Sundance’s year end 2018 net debt of US $313.4 million represents a 1.6x Debt-To-EBITDAX leverage multiple on a last quarter annualized basis.

•                  Total revenue for the quarter increased ~105.7% to US $58.3 million as compared to the same prior year period.

•                  Average fourth quarter realized prices excluding the impact of hedging were US $60.30 per barrel of oil, US $3.03 per mmbtu of gas, and US $26.20 per barrel of NGL. This compares to an average WTI price of $59.97 for the quarter. On a blended basis the average estimated fourth quarter price realized per boe for all products excluding the impact of hedging was US $49.23. Average fourth quarter price including the impact of realized hedges was US $56.04 per boe and US $70.38 per barrel of oil.

•                  Cash operating costs for the quarter of US $15.36 per boe improved 7.2% as compared to US $16.56 per boe for the same prior year period and improved 15.7% as compared the third quarter 2018 due to lower cash General and Administrative (“G&A”), Gathering, Processing and Transportation (“GP&T”), and Workover expenses per boe. The Company successfully lowered its cash operating costs over the course of 2018 as it worked to integrate the new assets from the Pioneer acquisition, including a significant workover program to improve the performance or bring back online acquired wells. Lease Operating Expense (“LOE”) was US $6.75 per boe and GP&T was $2.57 per boe. GP&T includes higher midstream tariffs which solely and specifically apply to production from wells put on production by Pioneer prior to closing of the acquisition. All incremental production from new wells on the acquired assets will be charged at new, lower market rates and result in decreased GP&T per boe over time. Full year LOE plus GP&T was $9.71per boe, towards the lower end of the Company’s LOE guidance.

•                  As of 22nd March 2019, the Company’s oil hedges covered a total of 5,018,000 barrels through 2023 with a weighted average floor of US $54.91 and ceiling of US $62.88.  Hedging covered approximately ~6,600 barrels of oil per day for the remainder of 2019 with a weighted average floor of US $60.33.

•                  Fourth quarter development and production related expenditures totaled US $73.4 million and for the full year were US $176.1 million, at the low end of the Company’s previously released full year capital guidance.

(1)  Adjusted EBITDAX is a Non-IFRS measure, please see reconciliation to net income (loss) attributable to owners of Sundance at the end of this release.

•                  During the fourth quarter, on 14th November 2018 the Company announced a 40% increase in its Senior Secured Borrowing Base Facility from US $87.5mm to US $122.5mm. This US $35.0mm increase provides the Company with substantial additional liquidity.

•                  The Company’s year-end 2018 proved reserves as estimated by Ryder Scott Company, L.P. were 93.2 MMboe representing a PV-10 of $1,110mm as calculated under SEC guidelines.(2)

Operational Highlights

•                  Fourth quarter net production volumes were 1,303,684 boe or 14,170 boe per day, and full year net production volumes were 3,771,610 boe or 10,333 boe per day. This exceeded the top end of Sundance’s full year guidance of 9,000 to 10,000 Boe/day and meets the Company’s fourth quarter guidance. Net production for the quarter represents an increase of ~66% as compared to the same period for the prior year and a ~18% increase as compared to the third quarter of 2018. Full year net production represents an increase of ~31% as compared to 2017.

•                  Sundance is transitioning to guiding based on average daily sales volumes, in line with its US-listed peers. On this basis, Sundance had 12,880 boe per day and 9,611 boe per day for the fourth quarter and full year 2018 respectively.

•                  Fourth quarter net production was ~67% oil, ~21% gas and ~12% NGLs by volume.

•                  Sundance brought 11.0 gross (11.0 net) wells onto production during the fourth quarter, bringing the total number of gross wells brought online in 2018 to 23.0 (23.0 net). These fourth quarter wells included 9.0 gross (9.0 net) wells on the acreage acquired from Pioneer in Live Oak County. Sundance additionally brought online 2.0 gross (2.0 net) wells on its legacy acreage in McMullen County.

•                  Sundance additionally completed drilling (“SPUD to TD”) 2.0 additional gross (2.0 net) wells during the fourth quarter. These comprised the Red Ranch EFS 18H and 19H two well pad in Dimmit County. At year end the Company was in the process of drilling the Roy Esse 15H, 16H, 17H and 18H four well pad in Live Oak County.

•                  Sundance has entered into a letter agreement with its midstream partner to upgrade capacity at one of its gas processing plants. The expansion project is currently underway and is expected to be completed in April 2019.

2019 Guidance Highlights

•                  Sundance’s 2019 plan is to operate within cash flow while still providing attractive production and Adjusted EBITDAX growth. The Company’s 2019 plan was formulated assuming a conservative $50 oil price environment. Should prices improve, incremental cash flow will be utilized to pay down debt, return of capital or for additional investment activities as appropriate.

•                  Average sales volumes are targeted at 14,000 to 15,000 boe per day for 2019 and 11,500 to 12,500 boe per day for the first quarter.

•                  The Company intends to bring 25 wells online during full year 2019, at a capital cost of US $135 to 155 million.

•                  At an assumed $55 WTI oil price and $2.75 Henry Hub gas, Sundance expects to generate US $165 to 180 million in Adjusted EBITDAX(3) for 2019.

(2)  The Company’s reserves at 31 December 2018 were announced and filed with the ASX on 11 and 15 March 2019

(3)  Adjusted EBITDAX is a Non-IFRS measure, please see reconciliation to net income (loss) attributable to owners of Sundance at the end of this release.

The table below provides an overview of the Company’s operational activity for 2018 and year-to-date 2019(4):

Well Name	County	Spud Date	Frac Start Date	IP Date	Lateral Length	30-Day IP (boe/d)	% Oil	60-Day IP (boe/d)
Paloma Ranch 7H	McMullen	18-Jan-18	17-May-18	2-Jun-18	7,690’	1,345	62%	1,017
Peeler Ranch 8HC	Atascosa	1-Mar-18	28-May-18	26-Jun-18	5,642’	484	92%	404
Peeler Ranch 9HC	Atascosa	24-Mar-18	28-May-18	26-Jun-18	5,820’	446	93%	371
Allen MCM 1HA	McMullen	21-Apr-18	6-Jul-18	17-Aug-18	8,015’	1,291	74%	1,100
Allen MCM 2HA	McMullen	13-May-18	6-Jul-18	17-Aug-18	8,234’	1,132	77%	969
Harlan Bethune 25H	Live Oak	7-May-18	24-Jul-18	15-Aug-18	4,779’	1,102	73%	1,091
Harlan Bethune 26H	Live Oak	11-May-18	22-Jul-18	15-Aug-18	4,073’	1,234	79%	1,066
Harlan Bethune 27H	Live Oak	13-May-18	22-Jul-18	15-Aug-18	3,314’	1,183	76%	901
Justin Tom 05H	Atascosa	17-Jun-18	12-Aug-18	3-Sep-18	6,258’	1,296	88%	1,146
Justin Tom 06H	Atascosa	14-Jun-18	12-Aug-18	3-Sep-18	6,299’	1,042	91%	826
Harlan Bethune 34H	Live Oak	25-Jun-18	3-Aug-18	19-Aug-18	3,528’	1,691	76%	1,588
Harlan Bethune 35H	Live Oak	22-Jun-18	3-Aug-18	19-Aug-18	3,702’	1,738	79%	1,579
James Keith Esse 06H	Live Oak	23-Jul-18	12-Oct-18	13-Nov-18	5,175’	1,212	74%	1,222
James Keith Esse 07H	Live Oak	25-Jul-18	12-Oct-18	13-Nov-18	5,178’	923	75%	966
James Keith Esse 08H	Live Oak	27-Jul-18	12-Oct-18	13-Nov-18	5,180’	1,119	75%	1,148
James Keith Esse 09H	Live Oak	29-Jul-18	12-Oct-18	13-Nov-18	5,164’	1,333	73%	1,291
Idylwood 04H	Live Oak	10-Aug-18	28-Sep-18	16-Oct-18	6,445’	1,021	83%	1,079
Idylwood 05H	Live Oak	7-Aug-18	28-Sep-18	16-Oct-18	5,487’	1,171	81%	1,152
Harlan Bethune 22H	Live Oak	17-Sep-18	27-Nov-18	15-Dec-18	5,301’	624	79%	767
Harlan Bethune 23H	Live Oak	21-Sep-18	27-Nov-18	15-Dec-18	5,621’	1,330	79%	1,134
Harlan Bethune 24H	Live Oak	25-Sep-18	27-Nov-18	15-Dec-18	5,737’	653	74%	687
Hoskins 20H	McMullen	25-Sep-18	8-Nov-18	2-Dec-18	7,266’	561	86%	463
Hoskins 21H	McMullen	27-Sep-18	8-Nov-18	2-Dec-18	7,116’	909	82%	889
Roy Esse 15H	Live Oak	30-Nov-18	—	—	—	—	—	—
Roy Esse 16H	Live Oak	28-Nov-18	—	—	—	—	—	—
Roy Esse 17H	Live Oak	26-Nov-18	—	—	—	—	—	—
Roy Esse 18H	Live Oak	24-Nov-18	—	—	—	—	—	—
Bracken 22H	McMullen	24-Jan-19	10-Mar-19	—	—	—	—	—
Bracken 23H	McMullen	22-Jan-19	10-Mar-19	—	—	—	—	—
Georgia Buck 01H	Live Oak	21-Feb-19	—	—	—	—	—	—
Georgia Buck 02H	Live Oak	23-Feb-19	—	—	—	—	—	—
Georgia Buck 03H	Live Oak	25-Feb-19	—	—	—	—	—	—
Georgia Buck 10H	Live Oak	27-Feb-19	—	—	—	—	—	—

(4)  Excludes the held for sale Red Ranch 18H & 19H wells in Dimmit County which were DUC wells at 12/31/18 and were brought online in February 2019.

The tables below set forth the Company’s hedge position as of 22nd March(5):

HEDGE POSITION OVERVIEW

	Total Oil Derivative Contracts			Gas Derivative Contracts
	Weighted Average			Weighted Average
Year	Units (Bbls)	Floor	Ceiling	Units (Mcf)	Floor	Ceiling
2019	2,032,000	$60.33	$67.19	2,690,000	$2.91	$3.17
2020	1,686,000	$55.01	$59.65	1,536,000	$2.65	$2.70
2021	612,000	$48.49	$59.23	1,200,000	$2.66	$2.66
2022	528,000	$45.68	$60.83	1,080,000	$2.69	$2.69
2023	160,000	$40.00	$63.10	240,000	$2.64	$2.64
Total	5,018,000	$54.91	$62.88	6,746,000	$2.76	$2.88

CRUDE OIL HEDGE POSITION BY BASIS

	LLS Derivative Contracts			Brent Derivative Contracts			WTI Derivative Contracts
	Weighted Average			Weighted Average			Weighted Average
Year	Units (Bbls)	Floor	Ceiling	Units (Bbls)	Floor	Ceiling	Units (Bbls)	Floor	Ceiling
2019	140,000	$52.51	$62.51	797,000	$61.23	$69.55	1,095,000	$60.68	$66.07
2020	—	—	—	—	—	—	1,686,000	$55.01	$59.65
2021	—	—	—	—	—	—	612,000	$48.49	$59.23
2022	—	—	—	—	—	—	528,000	$45.68	$60.83
2023	—	—	—	—	—	—	160,000	$40.00	$63.10
Total	140,000	$52.51	$62.51	797,000	$61.23	$69.55	4,081,000	$53.76	$61.60

(5)  Excludes realized hedge volumes which rolled off in January and February 2019.

The following unaudited tables present certain production, per unit metrics and Adjusted EBITDAX that compare results of the corresponding quarterly and annual reporting periods:

	Three Months Ended December 31,		Twelve Months Ended December 31,		% Change
Unaudited	2018	2017	2018	2017	Qtr.-over- Qtr	Yr.-over- Yr.
Net Sales Volumes
Oil (Bbls)	844,391	438,735	2,256,043	1,799,752	92%	25%
Natural gas (Mcf)	1,121,258	1,146,789	4,533,604	3,621,289	-2%	25%
NGL (Bbls)	153,672	93,574	496,624	323,669	64%	53%
Total sales (Boe)	1,184,939	723,440	3,508,268	2,726,969	64%	29%
Plant fuel & unaccounted for natural gas and NGLs (Boe)	27,600	—	73,000	—	100%	100%
flared gas (Boe)	91,145	61,555	190,341	142,350	48%	34%
Total production (Boe)	1,303,684	784,995	3,771,610	2,869,319	66%	31%

Average Daily Volumes
Average daily sales	12,880	7,863	9,612	7,471	64%	29%

Product Price Received
Total price received (per Boe)	$49.23	$39.20	$48.92	$38.28	26%	28%
Total realized price (per Boe)(1)(2)(3)	$56.04	$37.56	$46.84	$37.67	49%	24%
Total price received - Oil (per Bbl)	$60.30	$53.03	$65.13	$49.53	14%	32%
Total price realized - Oil (per Bbl)(1)	$70.38	$50.24	$62.11	$48.70	40%	28%
Total price received - Natural gas (per Mcf)	$3.03	$2.45	$2.65	$2.41	24%	10%
Total price realized - Natural gas (per Mcf)(2)	$2.62	$2.49	$2.57	$2.36	5%	10%
Total price received - NGL (per Bbl)	$26.20	$24.34	$25.51	$20.14	8%	27%
Total price realized - NGL (per Bbl)(3)	$26.29	$24.34	$25.29	$20.14	8%	26%

(1) Included realized gains on oil derivatives of $8.5 million and realized losses of $1.2 million for the three months ended December 31, 2018 and 2017, respectively, and realized losses of $0.1 million and $1.5 million for the twelve months ended December 31, 2018 and 2017, respectively.   Also includes the impact of a fixed price delivery contract of $2.97/bbl for the twelve months ended December 31, 2018.

(2) Included realized losses on natural gas derivatives of $0.5 million and $39 thousand for the three months ended December 31, 2018 and 2017, respectively, and realized losses of $0.4 million and realized losses of $0.2 million for the twelve months ended December 31, 2018 and 2017, respectively.

(3) Included realized gains on NGL derivatives of $13 thousand for the three months ended December 31, 2018 and realized losses of $0.1 million for the twelve months ended December 31, 2018.

UNIT COST ANALYSIS

	Three Months Ended December 31,			Twelve Months Ended December 31,
Unaudited	2018	2017	% Change	2018	2017	% Change
Revenue/Boe	$49.23	$39.20	25.6%	$48.92	38.28	27.8%
Lease operating expenses/Boe	(6.75)	(7.65)	(11.8)%	(8.04)	(6.28)	28.0%
Workover expense/Boe	(1.14)	(1.90)	(39.8)%	(1.64)	(1.94)	(15.5)%
Gathering and Transportation Expense/Boe(1)	(2.57)	—	100.0%	(1.67)	—	100.0%
Production taxes/Boe	(2.13)	(2.19)	27.9%	(2.76)	(2.43)	13.8%
Cash G&A/Boe(2)	(2.77)	(4.82)	(42.5)%	(4.19)	(5.97)	(29.7)%
Net per Boe	$33.87	$22.64	49.6%	$30.62	21.66	41.4%

Adjusted EBITDAX(3)	48,198	15,151	218.1%	100,092	57,189	75.0%
Adjusted EBITDAX Margin (4)	72.6%	55.8%	30.2%	60.9%	55.7%	9.4%

(1) Gathering and Transportation expense excludes the $2.8 million deficiency payment associated with the minimum revenue commitment shortfall under one of the Company’s gathering, processing and transportation agreements.

(2) Cash G&A represents general and administrative expenses (non transaction-related) incurred less equity-settled share based compensation expense, which totaled $0.2 million and $0.5 million for the three months ended December 31, 2018 and 2017, respectively, and expense of $0.5 million and $2.1 million for the twelve months ended December 31, 2018 and 2017, respectively.

(3) See reconciliation of income (loss) attributable to owners of the Company to Adjusted EBITDAX included at end of release.

(4) Adjusted EBITDAX Margin represents Adjusted EBITDAX as a percentage of revenue, inclusive of commodity derivative settlements, during the period.

Condensed Consolidated Financial Statements

The Company’s condensed consolidated financial statements are included below.

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

	Three Months Ended December 31,		Twelve Months Ended December 31,
Unaudited (US$000s)	2018	2017	2018	2017
Revenue	$58,336	$28,355	$164,925	$104,399
Lease operating, workover and production tax expense	(11,878)	(8,495)	(43,641)	(29,029)
Gathering, processing and transportation expense	(5,804)	—	(8,633)	—
Depreciation and amortisation expense	(23,468)	(13,354)	(67,909)	(58,361)
General and administrative expense	(3,452)	(3,997)	(15,227)	(18,345)
Transaction-related expense	(19)	—	(12,396)	—
Gain (loss) on commodity hedging, net (1)	92,004	(8,187)	40,216	(2,894)
Finance costs, net of amounts capitalized	(8,035)	(4,073)	(25,405)	(13,491)
Loss on debt extinguishment	—	—	(2,428)	—
Impairment expense	(20,163)	(5,434)	(43,945)	(5,583)
Other items income (expense), net (2)	(2,912)	1,215	3,794	(1,004)

Income (Loss) before income tax	74,609	(13,970)	(10,649)	(24,308)

Income tax expense (benefit)	(9,880)	3,300	(17,490)	1,873

Income (Loss) attributable to owners of the Company	$64,729	$(10,670)	$(28,139)	$(22,435)

(1) Included an unrealised gain on commodity hedging of $83.9 million and an unrealized loss of $7.0 million for the three months ended December 31, 2018 and 2017 respectively, and an unrealised gain of $40.8 million and an unrealised loss of $1.2 million for the year ended December 31, 2018 and 2017 respectively.

(2)  Included a realized gain on foreign currency derivatives of $6.8 million for the twelve months ended December 31, 2018.

CONDENSED CONSOLIDATED BALANCE SHEETS

(US$’000s)	December 31, 2018	December 31, 2017
	(Unaudited)	(Audited)
Cash	$1,581	$5,761
Trade and other receivables	23,633	4,006
Derivative assets - current	24,315	—
Other current assets	3,546	3,855
Assets held for sale(1)	24,284	61,064
Total current assets	77,359	74,686

Oil and gas properties	712,870	373,775
Derivative assets - non current	8,003	—
Other assets	3,847	6,157
Total assets	$802,079	$454,618

Current liabilities	$70,919	$67,454
Derivative liabilities - current	436	5,618
Liabilities held for sale(1)	1,125	1,064
Total current liabilities	72,480	74,136

Credit facilities, net of financing fees	300,440	189,310
Derivative liabilities - non current	2,578	3,728
Other non current liabilities	33,206	10,093
Total liabilities	$408,704	$277,267

Net assets	$393,375	$177,351
Equity	$393,375	$177,351

(1) The Company’s Dimmit County Eagle Ford assets (and related liabilities) were classified as held for sale as of December 31, 2018 and 2017.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Twelve Months Ended December 31,
Unaudited (US$000s)	2018	2017
Operating
Receipts from sales	$153,424	$112,534
Payments for operating and administrative expenses(1)	(71,250)	(40,000)
Payments for commodity derivative settlements, net	(5,186)	(1,428)
Other, net (2)	(1,703)	3,670
Net cash provided by operating activities	75,285	74,776

Investing
Payments for development expenditures	(170,363)	(101,043)
Payments for exploration expenditures	(5,294)	(8,351)
Payment for Eagle Ford acquisition	(215,789)	—
Sale of non current assets	100	15,348
Other	(363)	1,543
Net cash used in investing activities	(391,709)	(92,503)

Financing
Proceeds from the issuance of shares	253,517	—
Payments for the costs of capital raisings	(10,293)	—
Receipts from settlements of foreign currency derivatives	6,838	—
Interest paid, net of capitalized portion	(25,394)	(12,381)
Borrowings, net, including production prepayment	104,806	18,444
Deferred financing costs capitalized	(16,910)	—
Other	(297)	—
Net cash provided by financing activities	312,267	6,063

Cash beginning of period	5,761	17,463
FX effect	(23)	(38)
Cash at end of period	$1,581	$5,761

(1)  The twelve months ended December 31, 2018 includes payments of $13.6 million of transaction-related costs.

(2)  Includes $2.3 million of withholding tax payments and $3.9 million of income tax refund (net) for the twelve months ended December 31, 2018 and 2017, respectively.

Conference Call

The Company will host a conference call for investors on Wednesday, March 27, 2019 at 3 p.m. MDT (Thursday, 28 March, 2019 at 8 a.m. AEDT).

Interested investors can listen to the call via webcast at http://www.sundanceenergy.net/events.cfm. The webcast will also be available for replay on the Company’s website.

Additional Information

We define “Adjusted EBITDAX”, a non-IFRS measure, as earnings before interest expense, income taxes, depreciation, depletion and amortization, property impairments, gain/(loss) on sale of non-current assets, exploration expense, share based compensation and income, gains and losses on commodity hedging, net of settlements of commodity hedging and items that the Company believes affect the comparability of operating results such as items whose timing and/or amount cannot be reasonably estimated or items that are non-recurring. Management uses Adjusted EBITDAX to facilitate comparisons of its performance between periods and to the performance of its peers.  This non-IFRS financial measure should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with IFRS.

Below is a reconciliation from the net income (loss) attributable to owners of the Company to Adjusted EBITDAX:

IFRS Income (Loss) Attributable to Owners of Sundance Reconciliation to Adjusted EBITDAX

	Three Months Ended December 31,		Twelve Months Ended December 31,
Unaudited (US$000s)	2018	2017	2018	2017
Income (Loss) attributable to owners of Sundance	$64,729	$(10,670)	$(28,139)	$(22,435)
Income tax expense (benefit)	9,880	(3,300)	17,490	(1,873)
Finance costs, net of amounts capitalized	8,035	4,073	25,405	13,491
Loss on debt extinguishment	—	—	2,428	—
Loss (gain) on derivative financial instruments, net	(92,004)	8,187	(40,216)	2,894
Settlement of commodity hedging	8,070	(1,186)	(599)	(1,670)
Loss on interest rate derivative financial instruments, net	2,435	—	2,435	—
Depreciation and amortization	23,468	13,354	67,909	58,361
Impairment expense	20,163	5,434	43,945	5,583
Noncash share-based compensation	170	513	515	2,076
Acquisition-related costs included in general and administrative expenses(1)	19	—	12,396	—
Loss (gain) on sale of noncurrent assets	(10)	(106)	5	1,461
Gain on foreign currency derivatives	—	0	(6,838)	—
Deficiency related to minimum revenue commitment shortfall	2,757	—	2,757	—
Other (income) expense, net	486	(1,148)	599	(698)
Adjusted EBITDAX	$48,198	$15,151	$100,092	$57,189

(1) Professional fees included in general and administrative expense related to the Company’s Eagle Ford acquisition, which closed April 23, 2018.

The Company reports under International Financial Reporting Standards (IFRS).  All amounts are reported in US dollars unless otherwise noted.

The Company’s full Unaudited Activities Report as filed with the Australian Securities Exchange (ASX) and Securities and Exchange Commission on Form 6-K for the Quarter Ended December 31, 2018 can be found at www.sundanceenergy.net.

The Company’s 2017 Annual Report as filed with the ASX and Form 20-F as filed with the SEC can be found at www.sundanceenergy.net. The Company expects to file our 2018 Annual Report with the ASX by March 31, 2018.

About Sundance Energy Australia Limited

Sundance Energy Australia Limited (“Sundance” or the “Company”) is an Australian-based, independent energy exploration company, with a wholly owned US subsidiary, Sundance Energy Inc., located in Denver, Colorado, USA. The Company is focused on the acquisition and development of large, repeatable oil and natural gas resource plays in North America. Current activities are focused in the Eagle Ford.  A comprehensive overview of the Company can be found on Sundance’s website at www.sundanceenergy.net

Summary Information

The following disclaimer applies to this document and any information contained in it. The information in this release is of general background and does not purport to be complete. It should be read in conjunction with Sundance’s periodic and continuous disclosure announcements lodged with ASX Limited that are available at www.asx.com.au and Sundance’s filings with the Securities and Exchange Commission available at www.sec.gov.

Forward Looking Statements

This release may contain forward-looking statements. These statements relate to the Company’s expectations, beliefs, intentions or strategies regarding the future. These statements can be identified by the use of words like “anticipate”, “believe”, “intend”, “estimate”, “expect”, “may”, “plan”, “project”, “will”, “should”, “seek” and similar words or expressions containing same.

These forward-looking statements reflect the Company’s views and assumptions with respect to future events as of the date of this release and are subject to a variety of unpredictable risks, uncertainties, and other unknowns. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, many of which are beyond our ability to control or predict. These include, but are not limited to, risks or uncertainties associated with the discovery and development of oil and natural gas reserves, cash flows and liquidity, business and financial strategy, budget, projections and operating results, oil and natural gas prices, amount, nature and timing of capital expenditures, including future development costs, availability and terms of capital and general economic and business conditions. Given these uncertainties, no one should place undue reliance on any forward looking statements attributable to Sundance, or any of its affiliates or persons acting on its behalf.  Although every effort has been made to ensure this release sets forth a fair and accurate view, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information, please contact:
United States:
John Roberts	Eric McCrady
VP Finance & Investor Relations	CEO and Managing Director
Tel: +1 (720) 638-2400	Tel: +1 (303) 543-5703

Australia:
Mike Hannell
Chairman
Tel: + 61 8 8274 2128 or
+ 61 418 834 957